

July 6, 2012

Via Email
William Blackwell
Chief Executive Officer
BlueFire Equipment Corp.
1113 Vine Street, Suite 148
Houston, TX 77002

>   **RE: BlueFire Equipment Corp.**
>   **Amendment No. 1 to Form S-1**
>   **Filed June 15, 2012**
>   **File No. 333-181444**

Dear Mr. Blackwell:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary

1.   Prior comment 3 from our letter dated June 11, 2012 asked you to provide support for your statement regarding "initial reports from our customers." In response you have provided us with drilling data from Ranken Energy.   Tell us your relationship with Ranken. It is not clear that Ranken is one of your customers. Furthermore, the quote cited multiple customers so we reiterate the comment. With regard to the Ranken data, it is not clear to us whether you have provided us with the entire Ranken report or excerpts. Most of that part of your response is technical data.   It is thus not clear whether the "us" in the evaluative statement that the "empirical data obtained from drilling the referenced wells leads us to believe" is referring to Ranken or the company. Please advise.

Dilution, page 21

2.   We note your response to comment 6 in our letter dated June 12, 2012. It appears that your revised disclosure provides information regarding the effect of this offering on tangible assets. Please note that your calculation of dilution from this offering should be based on net tangible book value pursuant to Item 506 of Regulation S-K. In addition, please note that the calculation of net tangible book value after this offering should only exclude expenses associated with the offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Don Delaney, Staff Accountant at (202) 551-3863 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact John P. Lucas, Attorney-Advisor, at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

                                                        Sincerely,

                                                        /s/H. Roger Schwall

                                                        H. Roger Schwall
                                                        Assistant Director

cc: David M. Loev, Esq.